                                   AGREEMENT

      THIS AGREEMENT made and entered this 6th day of January, 1989, by and between CELLULAR ONE OF PANAMA CITY, FLORIDA, LIMITED, a Florida limited partnership, referred to herein as "CELLULAR ONE," and BIDDLE COMMUNICATIONS INDUSTRIES, INC., hereafter referred to as "BIDDLE."

                                    RECITALS

      A. CELLULAR ONE is the licensee of the non-wireline cellular telecommunication system in the Panama City Metropolitan Statistical Area (MSA), which is MSA No. 283 (hereafter LICENSE AREA) that consists of Bay County, Florida,

      B. BIDDLE has been in the communications business in the LICENSE AREA for more than 20 years, and has acquired considerable business experience, name familiarity and a business knowledge in the telecommunications business in the LICENSE AREA,

      C. BIDDLE is President of the Florida Radio Telephone Association, and has business contacts in the telecommunications industry in the LICENSE AREA.

      D. BIDDLE has control of communications assets which will be leased to CELLULAR ONE under the terms of this Agreement,

      E. CELLULAR ONE wishes to engage BIDDLE, consistent with the rules and regulations of the Federal Communications Commission (hereafter "FCC"), as an independent contractor to manage the operation, periodic redesign and maintenance of a cellular telecommunications system and business for the LICENSE AREA,

      F. During the one year period lending June 6, 1987, BIDDLE has served as Manager of CELLULAR ONE and both parties to this Management Agreement are generally satisfied with the performance of each other pursuant to this contract and desire to extend the relationship as set forth herein.

      G. CELLULAR ONE and BIDDLE desire to enter into this contract for the purpose of advancing their mutual financial interests by utilizing together the LICENSE, knowledge and assets of CELLULAR ONE and the knowledge, experience, business and community contacts, and assets of BIDDLE in order to engage in the business of providing cellular telecommunications services in the LICENSE AREA; and

      H. BIDDLE and CELLULAR ONE desire that BIDDLE market cellular telephones, accessories and peripheral equipment in the LICENSE AREA which activity is expected to benefit CELLULAR ONE.

      IN CONSIDERATION of the above recitals and the mutual agreements and covenants herein contained, CELLULAR ONE and BIDDLE do hereby agree as follows:

      1.    Terms.

            (a) The term of this Management Agreement shall be one (1) year commencing on the sixth day of January, 1989, and terminating on the sixth day of January, 1990.

            (b) This Management Agreement is subject to renewal, on a one year basis, provided that both parties agree to renewal in writing by October 31, 1989.

      2.    General Duties of BIDDLE.

            a. BIDDLE shall perform all services under this Management Agreement under a fiduciary relationship with CELLULAR ONE in accordance with the highest standards of honesty, integrity and fair dealing, and in a professional manner that will best serve the financial and business interests of CELLULAR ONE in the LICENSE AREA. BIDDLE's performance under this Management Agreement shall comply in all material respects with good business practice in the industry, and shall be in compliance with all applicable federal, state, and local laws, rules and regulations.

            b. Subject to CELLULAR ONE's exclusive right of unfettered control over business assets facilities and operations, BIDDLE shall manage and implement all business activities for the operation of the said business, including but not necessarily limited to the following: operation of physical assets such as antennae, towers, cell sites, switches, transmission lines, spare parts, terminals and test instruments; billing and collection of payment from customers; cellular system maintenance and repair; cellular system expansion activities; negotiation and implementation of cost-effective interconnection arrangements with local wireline telephone systems, long distance carriers and other carriers; development and implementation of marketing programs for new customers and retention of existing customers; provision of such assistance as CELLULAR ONE may require in preparing reports to the FCC or state and local regulatory authorities;

price negotiations with suppliers; generation of purchase orders, approval of payments to suppliers and verification of receipt of materials; formulation and implementation of standard operating procedures, including programs and policies to assure adherence to safety, environmental and other requirements under applicable federal, state and local laws and regulations; coordination of engineering approval of selected vendor products; negotiation and acquisition of appropriate insurance policies; and the performance of all other functions consistent with the purposes of this Management Agreement.

      3. Specific Duties of BIDDLE: For the benefits conferred and the compensation to be paid to BIDDLE as hereinafter stated, BIDDLE shall at his own expense, unless otherwise specifically stated, and subject always to CELLULAR ONE's right of continuing control and approval, diligently perform the following services for CELLULAR ONE:

            a. Facilities Location and Acquisition. BIDDLE shall be responsible for the location and acquisition of space on towers and other associated facilities (including microwave facilities) reasonably required to accommodate equipment for the operation of cellular telecommunications services hereby defined to include, but not be limited to, local exchange and interexchange voice and/or data services, voice mail services, monitoring services as well as other related services which may lawfully be provided under CELLULAR ONE's LICENSE as it presently exists or as it and any associated licenses may be lawfully extended or amended. BIDDLE shall negotiate on behalf of CELLULAR ONE for additional tower sites and associated facilities, including all terms and conditions of lease agreements or other agreements, subject always to CELLULAR ONE's final approval of any and all agreements. At CELLULAR ONE's cost BIDDLE shall recommend and arrange for purchase and installation of all reserve, all battery, and such generator equipment as is necessary and reasonable for all other equipment and facilities.

            b.    Marketing and Sales Services:

                  (1) BIDDLE shall use his best efforts to promote, sell and market the cellular services in the LICENSE AREA for CELLULAR ONE's best interest. BIDDLE shall organize and put in place a complete marketing, sales and service organization for the cellular telecommunications business in the LICENSE AREA. BIDDLE shall prepare and provide to CELLULAR ONE by January 15, 1989 a comprehensive plan illustrating the activities of such organization for the term of this Management Agreement. Such efforts shall include, but not limited to, the appointment of a sales manager, marketing personnel and others necessary to conduct a first-class sales and marketing program for cellular telecommunications services.

                  (2) BIDDLE shall make use of his existing customer list for CELLULAR ONE's benefit.

                  (3) BIDDLE shall maintain quality advertising of the cellular system in the LICENSE AREA. The marketing and advertising program for the one year period of this agreement, which provides for, but is not limited to, the selection of media, the use and employment of advertising assistants or consultants, the preparation and adoption of an advertising and marketing budget, and a methodology for review and study of the effectiveness of the proposed marketing and advertising program for the cellular services in the LICENSE AREA is provided as Attachment A.

            c. Data Processing, Billing and Collection Services:

                  (1) BIDDLE shall provide data processing services and billing and collection services which shall itemize and account for all cellular services rendered to customers in the LICENSE AREA. BIDDLE shall obtain from the MTSO output as is necessary for the generation of bills to CELLULAR ONE's customers. The MTSO programming for billing will be provided in an RS-232 serial format to be captured by BIDDLE's system.

                  (2) BIDDLE shall maintain software necessary for capturing and transmitting this information to the billing system. Actual billing tapes for Southern Bell and Roamer billing will be provided and paid for by CELLULAR ONE.

                  (3) The form of the billing statements for services to be mailed by BIDDLE shall be consistent with industry standards. Draft statements shall be prepared on the 28th day of each month for the preceding 30-day period ending on the 25th day of that month. Statements shall be mailed, under the name of CELLULAR ONE, by the 1st day of the following month.

                  (4) BIDDLE shall bill all service charges in advance, and shall bill overtime and long distance charges for the previous month.

                  (5) All collections made by BIDDLE for cellular service shall be deposited daily as received by BIDDLE to Bay Bank & Trust Company in the account of CELLULAR ONE OF PANAMA CITY, FLORIDA, LIMITED, Account No. 2506905501, or such other account as may be designated in writing by CELLULAR ONE.

            d. Implementation of Business and Financial Plans. BIDDLE shall implement a comprehensive three-year business and financial plan, including but not limited to, projected income and expense of the business as set forth in Attachment B, and shall assist CELLULAR ONE in the generation of required information and in all other steps for obtaining system financing.

            e. Collections Efforts. BIDDLE shall implement a comprehensive system for the control, prevention and collection of delinquent accounts and customer fraud. The System shall be patterned after that set forth in Attachment
C. BIDDLE shall implement and maintain such credit practices as are customary in the cellular industry in order to minimize losses due to lack of credit worthiness. Credit report forms and appropriate customer contract forms as set forth in Attachment D shall be authorized, and newly created forms shall be presented by BIDDLE to CELLULAR ONE prior to use. All such forms shall be signed by each customer. Costs of all such systems, forms preparation, practices and collection services shall be borne by BIDDLE.

            f. Sales and Installation Training. BIDDLE shall require all personnel associated and employed by him in connection with the marketing, sale, installation and servicing of cellular telephones specified in this contract, as a condition of employment, to complete training pertinent to cellular systems and cellular services such that said personnel are fully qualified and knowledgeable about the products and services they are marketing. Such employees shall continue said training and updating of their technical qualifications as required. BIDDLE shall design and/or identify such training programs. The cost of such training programs shall be borne by BIDDLE. Unless otherwise mutually agreed to in writing, which agreement shall not be unreasonably withheld, the initial training shall be patterned after the programs that were successfully utilized for training during the term of the Agreement expiring January 6, 1989, and which are identified and summarized on Attachment E.

            g. Reporting. On or before the 10th day of each month during the term of this Agreement, BIDDLE shall prepare in writing and post to an address designated by CELLULAR ONE detailed informational reports for the preceding calendar month which shall include:

            (1) an itemization of units put in service for the immediately preceding month,

            (2) an itemization of units disconnected for the immediately preceding month,

            (3) the itemization by category of the services billed during the preceding month,

            (4) an itemization of revenues deposited to CELLULAR ONE's bank account as required elsewhere in this Management Agreement,

            (5) a useful and comprehensive report concerning accounts receivable with information concerning aging, delinquent account identification, and corrective and collection efforts being undertaken, and

            (6) other reports customarily generated in the cellular service industry.

Such informational reports shall be patterned after that report set forth in Attachment F, and successfully utilized during the term of the Agreement expiring January 6, 1989.

            h. Sale and Installation of Customer Equipment. BIDDLE shall continue to operate an ongoing and competitive first-class business for the sale and installation of cellular telephones, accessories and perpherials during the term of this Management Agreement.

            i. Management of Maintenance Services. BIDDLE shall assist all management services on behalf of CELLULAR ONE in connection with the negotiation and implementation of a Maintenance Contract to be executed by CELLULAR ONE for both routine and emergency maintenance and repair service required for the operation of the cellular telecommunications system. After execution services provided by BIDDLE shall include, but not be limited to, the monitoring of the maintenance performed on CELLULAR ONE's system, analysis and review of costs, fees and charges, supervision of the actual maintenance work on the cellular system, on-line monitoring of traffic through the system, routine daily checks and inspections and comprehensive regular periodic checks on the system operation, and monitoring the performance by the maintenance contractor as necessary to maintain first-class cellular system operation and service. At three month intervals, BIDDLE shall submit to CELLULAR ONE a short statement, patterned after Attachment G, attesting to the adequacy (or inadequacy) of such maintenance.

            j. Weekly Staff Meetings. BIDDLE and CELLULAR ONE shall participate in weekly staff meetings addressing all issues having both long-range and short-term significance to CELLULAR ONE. The meetings, which are expected to have a duration of one-half business day or less, shall be conducted in accordance with the following general procedures:

            (i) In order to efficiently utilize time both CELLULAR ONE and BIDDLE shall, to the extent practical, limit to two the number of their representatives attending these meetings;

            (ii) An agenda will be prepared before each meeting that includes a listing of all (1) significant activities surfacing during the preceding week; (2) unresolved matters addressed during previous weekly meetings; (3) issues of medium range and long range significance that may reasonably be expected to be of interst to CELLULAR ONE; and (4) any other items deemed of sufficient interest to warrant attention on at weekly staff meetings.

            (iii) At each meeting an Action Item Listing will be updated, in order to provide current information regarding task assigned, progress made against previously assigned due dates, personnel responsible for various tasks, and tasks warranting further effort or direction. This Action Items list shall be formatted after Attachment H.

            k. Transition Services. As required by CELLULAR ONE, BIDDLE shall provide assistance, counsel, advice and cooperation concerning any transfer or relocation of equipment and/or operations that may be necessitated by termination of this Management Agreement.

            l. Complaint Handling. BIDDLE shall maintain in chronological order and indexed according to subject matter all complaints received by BIDDLE or his employees which pertain to the operation of the cellular system, cellular services, or cellular equipment as addressed by this Management Agreement. Such information shall be continuously made available to CELLULAR ONE. BIDDLE shall take affirmative constructive responsive action with respect to each complaint received and shall advise CELLULAR ONE as to all action taken in response to customer complaints, provided, however, that CELLULAR ONE shall also have the right to respond personally to any such complaints.

            m. Customer Listings and Records. BIDDLE shall have be responsible for assembling and maintaining a current and complete list of all customers of the cellular system in a form patterned after Attachment H, which was used successfully during the term of the Management Agreement expiring on January 6, 1989, or such other form as may be mutually agreed to by CELLULAR ONE and BIDDLE. Updated copies of each list shall be provided to CELLULAR ONE on a monthly basis, and CELLULAR ONE shall have access to the customer list at all times, individually or by designated agents of CELLULAR ONE. Both parties agree that the customer list shall be the sole property of CELLULAR ONE and upon the termination of this Management Agreement, it shall have the sole and exclusive right to possession and control of said customer list, as well as all other listings and records of the system's customers, including any copies in whatever form and wherever the same may be located.

            n. Insurance. BIDDLE shall maintain comprehensive casualty and liability insurance for all activities and equipment which are the subject of this Management Agreement. BIDDLE shall be named as an insured and CELLULAR ONE as an additional insured. CELLULAR ONE shall pay all necessary costs for such coverage. Insurance policies shall be consistent with those set forth on Attachment I, or in a form acceptable to CELLULAR ONE. BIDDLE shall assure that CELLULAR ONE is provided with copies of all current policies within ten (10) days of their effectiveness. Liability limits shall be not less than $3,000,000 per occurrence. Property shall be insured to full replacement value. CELLULAR ONE's name shall be placed on policy as a loss payee as its interest may appear.

            o. State and Local Approvals. BIDDLE shall timely and in writing advise CELLULAR ONE of all necessary state and local authority required for continuing operation or additional construction of the system, and take all necessary actions to obtain such authority.

            p. Interconnection. BIDDLE shall take all actions necessary to maintain system interconnection with the landline exchange and interexchange carriers in the most prompt manner possible. As appropriate, BIDDLE shall advise CELLULAR ONE of desired charges or advances in existing arrangement.

            q. Construction Supervision. BIDDLE shall supervise construction of the cellular radio and microwave components of the system, and at all times keep CELLULAR ONE apprized of the status of such activities.

            r. Access to Pertinent Business Records. BIDDLE and CELLULAR ONE recognize that BIDDLE is presently engaged in an ongoing communications business that is presently not competitive with the cellular service contemplated in this Management Agreement of CELLULAR ONE. Therefore, the records and information on BIDDLE's other communications business shall not be available to CELLULAR ONE unless that information, business records or other data might be both relevant and reasonably calculated to impact on CELLULAR ONE's business. Should this situation change, either by effective change in the rules and regulations of the FCC or otherwise, BIDDLE shall make such information available to CELLULAR ONE on a continuing basis. BIDDLE recognizes CELLULAR ONE's need to have the right to conduct full and complete audits without limitation, all at CELLULAR ONE's expense. Any information acquired during the course of such audits shall be protected as confidential information under Section 10 of this Management Agreement.

      4. Resources To Be Devoted to the System. In order to fulfill the obligations set forth in paragraphs 2 and 3 above, BIDDLE shall devote, at a minimum, the following resources to the system:

            a. BIDDLE shall devote 90 percent of the time of its President, Byron Biddle, to design and construction of the System until the License is issued and 90 percent of his time to management of the maintenance and operation of CELLULAR ONE, which time shall be reasonably split among the duties set forth on Page 3 and otherwise necessary to accomplish the objectives of this Management Agreement.

            b. BIDDLE, at its own expense, shall employ a sales manager who shall devote 80 percent of his or her time to the operation of CELLULAR ONE.

            c. BIDDLE, at its own expense, shall hire two fulltime salespeople who shall devote 100 percent of their time to the operation of CELLULAR ONE.

            d. BIDDLE shall be solely responsible for all payments to dealers involved in the dealer (agency) network that BIDDLE shall develop in order to promote and market cellular services in the LICENSE AREA.

            e. BIDDLE shall, at its own expense, provide a telephone line with a unique telephone number listed in the local telephone listings as the telephone number of the Cellular Business. (CELLULAR ONE will designate the name of the Cellular Business which shall appear in the local telephone listing.) Such telephone line shall ring into BIDDLE's current system at its current business location. BIDDLE's employees shall insure the

Cellular Business telephone line "Cellular One," or such other name designated by CELLULAR ONE.

            f. BIDDLE shall, at its own expense, add additional CELLULAR ONE telephone lines, if BIDDLE's current telephone system is not sufficient to handle the volume of CELLULAR ONE's telephone calls.

            g. BIDDLE shall utilize its current business' customer service personnel to answer CELLULAR ONE's telephone calls, and to service potential subscribers' and subscribers' inquiries and complaints.

            h. BIDDLE shall implement an advertising campaign, patterned after that set forth on Attachment J and used successfully throughout the term of the Management Agreement expiring January 6, 1989, and contribute at least Twenty-Five Thousand Dollars ($25,000.00) in direct advertising expenses. CELLULAR ONE shall review and approve the advertising campaign, and all advertising material to be used in the advertising campaign.

            i. BIDDLE shall provide at least 10,000 Cellular Business brochures and System coverage maps.

      5. Responsibilities of CELLULAR ONE. BIDDLE's responsibility for overall system management shall be only limited by the enumerated responsibilities of CELLULAR ONE in this Section 5. CELLULAR ONE shall undertake and diligently perform the following in connection with this contract:

            a. Site Selection and Acquisition. CELLULAR ONE shall assist BIDDLE in the location and acquisition, including negotiation and contracting, of space on towers to locate equipment for the rendering of cellular telecommunications services in the LICENSE AREA, including but not limited to, preparing and executing all contracts and leases and other related documents, and purchasing and installing all equipment required for by CELLULAR ONE.

            b. Contract Execution. CELLULAR ONE shall execute such contracts as are recommended by BIDDLE and which are thereafter approved by CELLULAR ONE for the construction, maintenance and lawful operation of the cellular telecommunications system in the LICENSE AREA.

            c. Payments. CELLULAR ONE shall make lease payments and debt payments for telecommunications equipment necessary for the providing of cellular service in the LICENSE AREA except for charges to be paid or costs to be provided for by BIDDLE pursuant to Sections 2, 3, 4 and 6 hereunder.

            d. Maintenance. CELLULAR ONE shall, with assistance from BIDDLE, negotiate and execute all contracts for maintenance and repairs in connection with the system. CELLULAR ONE shall pay for all necessary and required maintenance and repairs on the cellular telecommunications system during the operation thereof, save and except for the services rendered by BIDDLE in the super-vision of system maintenance and repair as required by other provisions of this Management Agreement.

            e. Technical Training. CELLULAR ONE shall pay all costs of technical training to be organized, implemented and arranged by BIDDLE pertinent to the MTSO and associated cellular site equipment; provided, however, that BIDDLE shall utilize, if feasible, the sales training, personnel and paraphernalia furnished by cellular system equipment suppliers. All training hereunder shall be approved in writing by CELLULAR ONE and shall be held in Panama City, Florida, unless otherwise agreed to by both parties to this Management Agreement.

            f. Access to Cellular System. CELLULAR ONE shall provide BIDDLE ten
(10) numbers for BIDDLE's use in the performance of its obligations under this Management Agreement in the cellular system. BIDDLE shall pay all costs associated with such ten (10) numbers except local airtime and local access charges. BIDDLE shall not sell, lease or otherwise derive any revenue or other benefit from the use of said ten (10) numbers.

            g. System Equipment Acquisition or Lease. CELLULAR ONE shall acquire by purchase or lease the equipment necessary to implement the non-wireline cellular telecommunications system in the LICENSE AREA, and such equipment shall be made available to BIDDLE for his use in the performance of his obligations under this contract.

            h. Sale or Transfer of System. In the event that CELLULAR ONE decides to sell, transfer or otherwise dispose of a majority of its interest in the System, except to a corporation or other business entity owned or controlled by CELLULAR ONE or Brian L. O'Neill, or a close family member or as part of any professional estate plan, CELLULAR ONE shall advise BIDDLE of such inclination to sell and provide BIDDLE an opportunity to purchase CELLULAR ONE's interest in the LICENSE. If BIDDLE is interested in acquiring CELLULAR ONE's interest, the parties shall negotiate in good faith for such period of time as CELLULAR ONE determines in his sole discretion to be warranted. Thereafter, CELLULAR ONE may market and/or sell any or all interest in the LICENSE without further restriction.

      6.    Compensation.

            a. As compensation for full and proper compliance with the terms of this Management Agreement, BIDDLE shall be entitled to the following:

            (1) A service fee of One Hundred Fifty Thousand Dollars ($150,000.00), of which Eighty Seven Thousand Five Hundred Dollars ($87,500.00) to be paid upon commencement of the term of this Management Agreement, and the remainder to be paid via monthly installments of Five Thousand Two Hundred Eight Dollars and Thirty-Three Cents ($5,208.33), payable on the 15th day of each month during the term of this Management Agreement.

            (2) Ten percent of gross revenues from the system, after deduction for all federal, state and local taxes due and owing, which sum shall be paid on the 15th day of each month, and cover the entire prior calendar month.

            (3) Subject to the restrictions and limitations of this subparagrah and subparagraph 2, if CELLULAR ONE sells the System during the term of this Management Agreement, BIDDLE shall be entitled to a payment equal to four percent (4%) of the net sales price. Net Sales Price shall mean the net proceeds received by CELLULAR ONE reduced by the amount of any brokers' fees or legal fees associated with the sale, the amount of any transfer fee or tax on the transfer of the System or the Cellular Business, the amount of any money or capital invested in the Cellular Business, any money spent on application costs or obtaining the Permit or License, and reduced by the amount of any debt (including accrued interest) utilized for construction or maintenance of the System, or operation of the Cellular Business. Notwithstanding the foregoing, CELLULAR ONE may convey, transfer, or assign all or any part of its interest in the System to any corporation or other business entity controlled by it, by Brian L. O'Neill, or as a part of any professional estate plan prepared for Brian L. O'Neill by attorneys or other planners, provided, however, such transfer or conveyance or assignment shall not materially impair CELLULAR ONE's ability to perform its obligations under this contract. If BIDDLE is the purchaser of the System or the Cellular Business or, if BIDDLE enters into an agreement with the transferee within one (1) year from the closing of the sale from CELLULAR ONE to such transferee, under which agreement BIDDLE renders services similar to those provided herein, the foregoing sums shall not be due, or if paid, shall be repaid promptly by BIDDLE to CELLULAR ONE.

            (4) BIDDLE shall be entitled to the following compensation based upon the number of subscribers added to the System on a (calendar) monthly basis:

      Number of Activations           Activation Fees
      ---------------------           ---------------

      1-11 Subscribers                $150 per Subscriber Activation
      12-24 Subscribers               $200 per Subscriber Activation
      25-36 Subscribers               $250 per Subscriber Activation
      37-49 Subscribers               $300 per Subscriber Activation
      50 or more Subscribers          $400 per Subscriber Activation

      Adjustments required to BIDDLE's compensation shall be deducted from the monthly amounts owed to BIDDLE pursuant to this Management Agreement. The amount shall be computed under the above schedule by recalculating the amount to which BIDDLE would have been entitled under the schedule by reducing the number of monthly subscribers by the number of subscribers during that month that failed to remain on the System and pay their bills for 90 days. Any subscriber for whom BIDDLE receives compensation shall not be counted for compensation purposes again if the subscriber terminates services after 90 days and later resubscribes within a one-year period of the termination date.

            (5) CELLULAR ONE shall pay to BIDDLE additional sums up to the amount of $5,000.00 for BIDDLE's time required in the generation of Roamer tapes and Bell South tapes.

            b. Each party shall reimburse the other for out-of-pocket expenses incurred by such party which are the responsibility, under this Management Agreement, of the other, and which expenses have been incurred at the request of the other party. Such reimbursement shall occur within ten (10) days after submission of proof of payment.

      7.    Competition:

            a. In consideration of the expenditure of time, money and effort by BIDDLE in establishing his business for the sale and installation of cellular telephones as required in paragraph 3(i) above during the term of this contract, CELLULAR ONE shall not engage in any business directly or indirectly in competition with BIDDLE in the sale and installation of cellular telephones, either as an individual, partner, joint venturer, employee, agent, officer, director, shareholder or otherwise, in the LICENSE AREA, provided that BIDDLE is satisfying all of his contractual obligations hereunder.

            b. As a condition of their employment, BIDDLE shall require its employees who work in furtherance of BIDDLE's obliga-tions to CELLULAR ONE under this Management Agreement to sign an agreement in a form consistent with Attachment K and proposed by CELLULAR ONE to the effect that such employees shall not accept for a period of one (1) year after the termination of their employment with BIDDLE, or the termination of this Management Agreement, employment offered by an employer who directly or indirectly competes with CELLULAR ONE.

            c. BIDDLE and CELLULAR ONE recognize that BIDDLE is now operating a communications business that is not in direct competition with CELLULAR ONE's business as presently permitted under the applicable rules and statutes of the FCC and the State of Florida. CELLULAR ONE and BIDDLE recognize that due to a change in the applicable statutes and rules after the date of this Management Agreement, there may in the future be a possibility of competition between BIDDLE's present and future additional expansion business and CELLULAR ONE's expansion and/or additional business opportunities made available by such changes or amendments to the present rules and statutes of the FCC and the State of Florida. In such event and due to the foregoing, the parties hereunder may come to be in competition. Should this transpire, CELLULAR ONE and BIDDLE shall, outside of this Management Agreement, make every effort to negotiate in good faith and consummate a separate agreement between them to cover such a competitive situation. The negotiations of such agreement shall not, directly or indirectly, interfere with, suspend, or relate in any manner to the duties, responsibilities or contractual obligations of each party to the other set forth in this Management Agreement. If CELLULAR ONE elects to subsequently enter into competition with BIDDLE's present or future business, the parties shall continue to perform their obligations under this Management Agreement in the same manner as actually performed prior to said event.

            d. During the term of this Management Agreement, BIDDLE shall refrain from entering into any agreement directly or indirectly through an entity with which BIDDLE is associated for the provision of cellular, BETRS, or any other two-way radio telecommunications services, or related service, in the LICENSE AREA or in any market contiguous to the LICENSE AREA, without obtaining a prior written consent of CELLULAR ONE.

            e. BIDDLE shall not, for a period of one year following the termination of this Management Agreement, either directly or indirectly, engage in any business activity which offers or provides to the public in the LICENSE AREA cellular telephone services, BETRS, or any other two-way radio telecommunications service, or any related service, including the sale and installa-tion of cellular telephones, unless the sale and installation of such telephones is done as an authorized agent of CELLULAR ONE. Accordingly, the allegations set forth in this paragraph shall survive for one one (1) year period the termination of the Management Agreement regardless of such termination.

            f. BIDDLE and CELLULAR ONE understand that BIDDLE has an existing IMTS system, and BIDDLE has agreed to place all existing two-way customers on CELLULAR ONE's System, subject to such actions being consistent with the FCC's rules and regulations.

      8. Insurance Benefits. BIDDLE shall use its best efforts to make available to Brian L. O'Neill and Sylvia Cox, and any other employee of CELLULAR ONE or a business entity formed and controlled by Brian O'Neill, at CELLULAR ONE's cost, the right to participate in BIDDLE's life insurance, dental insurance and medical insurance plans.

      9. Confidential Information including this Management Agreement: Both parties recognize that in performing the Management Agreement that it will be necessary for each to become conversant with certain information regarding the business of the other that is not generally available or known to the public, or to potential or actual competitors, including but not limited to, information regarding the identity and individual needs of customers and prospective customers of CELLULAR ONE and BIDDLE, trade secrets, confidential marketing techniques and certain other confidential information concerning the business affairs of both parties. Each party expressly recognizes and agrees that it would be unfair and irreparably damaging to the other were it to disclose and/or make use of such confidential information. Each party covenants and agrees that during the term of this Management Agreement, and for a period one year thereafter, whether termination is voluntary or involuntary, that it will refrain from disclosing and/or making use of any such confidential information, except as may be necessary in the performance of obligations hereunder or except for disclosures to counsel. The covenants in this section are in addition to any other restriction on the dissemination of confidential information, including this Agreement generally, which may be recognized under any applicable law. Accordingly, the allegations set forth in this paragraph shall sruvive for one one (1) year period the termination of the Management Agreement regardless of the basis for such termination.

      10. Law Governing: This Management Agreement shall be interpreted according to the substantive laws of Washington, D.C. The venue of any proceeding, arbitration or otherwise shall be the District of Columbia.

      11.   Termination:

            a. This Management Agreement shall terminate upon the earliest of any of the following:

                  (1) The date of termination specified in Section 1 of this Management Agreement;

                  (2) A transfer or sale of the subject System, as defined in
      Section 5(h) of this Management Agreement;

                  (3) A material breach of this Management Agreement that is not cured consistent with subparagraph b of this Section 11; or

                  (4) Any other change that materially impairs the ability of either party to comply with the terms of this contract.

            b. In the event of a breach of this contract by either party hereto, the non-breaching party shall serve on the party alleged to be committing, or alleged to have committed, a breach notice specifying all breaches of the contract claimed to have occurred up to that time and the date of termination of the contract which shall be not later than forty (40) days after date of mailing of said notice to the breaching party. Said notice shall permit the breaching party twenty (20) days to cure or remedy any breach therein noticed. If the cure is effected or is in the process of being effected with commercially reasonable dispatch, this Management Agreement shall not be terminated on account of such breach. Otherwise the party giving the notice shall have the right to terminate all of its obligations under this contract (except those provided for in Section
10) pursuant to said notice. In all cases, the non-breaching party shall be compensated by the other for damages occasioned by any breach.

            c. In the event of an impending sale, transfer, assignment, assignment for the benefit of creditors, bankruptcy, or any other disposition by BIDDLE of all or part of his interests under this Management Agreement, BIDDLE shall notify CELLULAR ONE within five (5) days of intent of such transfer, and, at CELLULAR ONE's option, this Management Agreement shall automatically terminate and CELLULAR ONE shall have no further obligation to BIDDLE under this Management Agreement, except the obligations for unpaid money earned by and due to BIDDLE pursuant to this Management Agreement up to the date of the termination, and except those provided for in Section 10. Notwithstanding the foregoing, BIDDLE may convey, transfer or assign all or any part of his interest in this Management Agreement to any corporation or other business entity controlled by him, or as a part of any professional estate plan prepared for BIDDLE by his attorneys or other planners provided, however, any such transfer or conveyance or assignment shall not materially impair BIDDLE's ability to perform its obligations under this contract. In such event, BIDDLE shall give CELLULAR ONE written notice of the details of the proposed transfer, and the facts concerning the same.

      12. Dispute Resolution: All disputes in connection with this contract shall be settled by means of mandatory binding arbitration under the laws of the District of Columbia. Arbitration shall be initiated by a notice demanding arbitration, specifying the noticing party's appointed arbitrator, designating with particularity the facts supporting the demand for arbitration and constituting the alleged breach, the legal basis therefor and the relief requested. Such notice shall be personally served on the other party. The other party, upon receipt of such notice shall, within thirty (30) days after the mailing of the notice of termination, serve on the initiating party a response to the notice of arbitration and shall also appoint and designate an arbitrator. Within thirty (30) days after the designation of the two (2) arbitrators above stated, the two (2) arbitrators shall meet and agree on a third arbitrator. Unless otherwise agreed, the three arbitrators by majority vote shall settle the dispute. In selecting the third arbitrator, the two appointed arbitrators shall attempt to agree on a third arbitrator who has experience in the telecommunications industry. All costs of arbitration and reasonable attorney's fees billed shall be paid by the non-prevailing party.

      13.   Control and Authority.

            a. Nothing contained in this contract shall be deemed to constitute a surrender or transfer of control of CELLULAR ONE of the right to operate the Panama City, Florida cellular system or a sale or assignment or option to purchase any interest in the cellular system in Panama City, Florida, by BIDDLE. Notwithstanding anything to the contrary in this Management Agreement, CELLULAR ONE shall have the sole and exclusive right to set rates for the cellular system and to exercise final authority over all decisions concerning the construction, operation and maintenance of the system in the LICENSE AREA.

            b. For the duration of this Management Agreement, CELLULAR ONE agrees and specifically disclaims any right, title, claim or interest in and to the business of the sale and installation of cellular telephones, recognizing that said business shall be the sole property of BIDDLE.

            c. No persons working in furtherance of the performance of BIDDLE's duties hereunder shall be the employees of CELLULAR ONE. All such persons shall be BIDDLE's employees, representatives, consultants or agents.

            d. Notwithstanding anything to the contrary in this Management Agreement, CELLULAR ONE shall have (i) unfettered use of all cellular business facilities and equipment; (ii) control over daily operations; (iii) authority to determine and carry out policy decisions; (iv) responsibility over CELLULAR ONE employees; (v) responsibility for payment of financing obligations incurred by CELLULAR ONE; and (vi) entitlement to monies and profits derived from operation of the cellular facilities, except for fees due and owing to BIDDLE under this Management Agreement.

      14. Specific Performance as an Additional and/or Alternative Remedy: In addition to any other remedies available in law or equity to the parties in arbitration, the parties may have the right to enforce the decision of the arbitration panel or any other decision of competent authority through specific performance as an alternative and/or additional remedy. Both parties recognizing that the unique services contemplated pursuant to this Management Agreement demand the availability of such remedy.

      15. Notices: All notices, demands, requests, offers or responses permitted or required hereunder shall be deemed sufficient if mailed by registered or certified mail or by reputable overnight delivery services, postage prepaid, addressed as follows:

            TO BIDDLE:

            Lester B. Biddle, Jr.
            1100 Deck Avenue
            Panama City, Florida 32401

            AND TO:

            BIDDLE's designated counsel

            Julian Bennett, Esq.
            P.0. Box 2422
            Panama City, Florida 32402

            TO CELLULAR ONE:

            Brian L. O'Neill
            1100 Beck Avenue
            Panama City, Florida 32405

            AND TO:

            Thomas Gutierrez, Esq.
            Lukas, McGowan, Nace and Gutierrez
            The Federal Bar Building West
            1918 H Street, N.W.
            Seventh Floor
            Washington, DC 20006

      16. Severability: The invalidity or unenforceability of any particular provision of this Management Agreement shall not affect the other provisions hereof and this Management Agreement and shall be construed in all respects as if such invalid or unenforceable provision were omitted, provided, however, that both parties shall use their best efforts to modify the offending provision to conform to the rules and regulations while preserving the essential benefits of this Management Agreement to each party.

      17. No Waiver of Default. No failure by either party to take action on account of any default by the other party shall constitute a waiver of any rights set forth in this Management Agreement as they relate to future performance under the Agreement.

      18. Successors. This Management Agreement shall be binding on and shall operate for the benefit of all parties hereto and their respective heirs, designees, assigness and successors in interest, including legal representatives. However, this Management Agreement shall not be assigned without the written consent of all parties.

      19. Headings. Paragraph headings are provided for convenience only and are not a part of this Management Agreement.

      20. Integration. This Agreement contains the entire Agreement between the Parties and supercedes all other agreements whether written or oral, except for the lease referenced in Section 3a. This Agreement can be amended only in writing signed by all parties hereto.

      21. Compliance with FCC Rules. Notwithstanding anything in this Management Agreement to the contrary, both Parties agree that if any provision shall be deemed to be inconsistent with or in violation of the FCC's rules, such provision shall be null and void. In such event, both Parties agree to use best efforts to modify the offending provision to conform to the FCC rules while preserving the essential benefits of this Management Agreement to each party.

      22. Related Parties. Either party may enter into any reasonable agreement with a related party or affiliate for the performance of services or the acquisition of equipment or other property; however, each such agreement shall be on terms no less favorable to the other party than could readily be obtained if it was made with a person who is not the related person or affiliate or partner of the other party.


                                          CELLULAR ONE OF PANAMA CITY, FLORIDA,
                                          LIMITED

                                          By /s/ Brian L. O'Neill
                                             -----------------------------------
                                             Brian L. O'Neill, President


                                          BIDDLE COMMUNICATIONS INDUSTRIES,
                                          INC.

                                          By /s/ Lester B. Biddle
                                             -----------------------------------
                                             Lester B. Biddle, Jr., President